GOLDMAN, SACHS & CO.	Banc of America Securities LLC
85 Broad Street	Wachovia Capital Markets, LLC
New York, N.Y. 10004	J.P. Morgan Securities Inc.
Lehman Brothers Inc.
MORGAN STANLEY & CO.
          Incorporated
1585 Broadway
New York, N.Y. 10036
As representatives of the underwriters of
the Class A common stock
January 26, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HFF, INC. CLASS A COMMON STOCK REGISTRATION STATEMENT ON FORM S-1 REGISTRATION STATEMENT NO. 333-138579
Dear Sir or Madam:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), please be advised that the Preliminary Prospectus dated January 17, 2007 relating to the Class A common stock, was distributed during the period January 17, 2007 through 5:00 PM , January 25, 2007 as follows:
1.	18,212 to 6 Prospective Underwriters

2.	1,092 to 1,092 institutional investors

3.	0 to 0 dealers

4.	62 to 62 others
The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of HFF, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective by 1:00 PM on January 30th, 2007, or as soon as possible thereafter.

Very truly yours,
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Wachovia Capital Markets, LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
By: GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
as Representatives of the Underwriters

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Executive Director